

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail

Ricardo Nunez, Esq.
Senior Vice President, General Counsel and Corporate Secretary
HD Supply, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, GA 30339

      Re: **HD Supply, Inc.**
                 Registration Statement on Form S-4
                 Filed November 27, 2012
                 File No. 333-185158

Dear Mr. Nunez:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Please discuss each release provision in individual detail. For additional guidance, please refer to Section 2510.4 and 2510.5 of the Financial Reporting Manual, located on our website.

2. Please update the financial statements and related financial information included in the filing in accordance with Rule 3-12 of Regulation S-X.

Registration Statement Cover Page

3. You refer to the Guarantees of 8% Senior Secured Second Priority Notes due 2020. We presume that you meant to refer to the Guarantees of the 11% Senior Secured Second Priority Notes due 2020. Please revise, with a view to ensuring compliance with Section 6 of the Securities Act of 1933.

Forward-Looking Statements and Information, page i

4. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Accordingly, please delete the reference to the safe harbor.

Market and Industry Data, page iii

5. We note your statement in the third sentence of this section that the information you have received from third parties "may prove to be inaccurate . . . ." We also note the last two sentences of this section. Please delete this language to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Where you can Find More Information, page 420

6. We note your statement that "[f]ollowing effectiveness of the registration statement relating to the exchange offer, [you] will be required to file annual reports, information, documents and other reports with the SEC." However, the cover page of your annual report on Form 10-K for the period ending January 29, 2012 seems to suggest that you are currently obligated to file reports pursuant to Section 13 or Section 15(d) of the Act given that you state that you have securities registered pursuant to Section 12(b) of the Act. We are unable to locate a registration statement filed by you covering the registration of such securities pursuant to Section 12(b) of the Act. Please advise.

Part II – Information Not Required in the Prospectus, page II-1

Item 22. Undertakings, page II-26

7. Please provide the undertaking required by Item 22(b) of Form S-4.

<u>Exhibit Index, page II-41</u>

<u>Exhibit 99.1 – Form Letter of Transmittal, page II-48</u>

8. Please delete the last sentence of the third paragraph on page 7 requiring the note holder to represent that the note holder "has read and agrees to all of the terms of the Exchange Offer."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Steven J. Slutzky, Esq.